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NEWS RELEASE

        Exhibit 4.71

Contacts:
Denis Couture
Vice-President, Public Affairs
& Communications
(416) 982-7020
denis.couture@toronto.norfalc.com
www.noranda.com
Lars-Eric Johansson
Executive Vice-President
& Chief Financial Officer
(416) 982-3548

NORANDA ANNOUNCES SALE OF US$350 MILLION OF 12-YEAR NOTES

TORONTO, September 24, 2003 — Noranda Inc. announced today that it has entered into an agreement with a syndicate of underwriters to sell US$350 million aggregated principal amount of 12-year notes under the Company's existing base shelf prospectus. Closing is expected to occur on September 29, 2003.

The notes, which are unsecured, bear interest at the rate of 6% per annum and mature on October 15, 2015. The notes are redeemable in whole or in part at any time at a redemption price equal to 100% of their principal amount plus a make-whole premium.

Noranda intends to use the net proceeds of this offering to provide adequate liquidity to repay its US$300 million 8 1/8% debentures due June 2004 and for general corporate purposes. Pending the use of these funds for liquidity purposes, Noranda intends to use all of the net proceeds for general corporate purposes.

The underwriting group is lead by Citigroup and Barclays Capital, and includes Banc One Capital Markets, Inc., Comerica Securities, Deutsche Bank Securities, SunTrust Robinson Humphrey, Merrill Lynch & Co. and Trilon International Inc.

A copy of the prospectus supplement and related base shelf prospectus may be obtained from Citigroup Global Markets Inc., Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, Brooklyn, New York 11220 or from Barclays Capital Inc., 200 Park Ave, 5th Fl, New York, NY 10166.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Noranda Inc. is an integrated international mining and metals company with more than 48 mining and metallurgical operations and projects under development in nine countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. The common shares of Noranda are listed on the Toronto Stock Exchange and the New York Stock Exchange.

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NEWS RELEASE
NORANDA ANNOUNCES SALE OF US$350 MILLION OF 12-YEAR NOTES